EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(000’s, except per share data	2004	2003	2004	2003
Net Income	$1,604	$1,476	$4,410	$4,015
Less: Dividend Requirements on Preferred Stock	58	58	117	118

Net Income Applicable to Common Stock	$1,546	$1,418	$4,293	$3,897

Average Number of Common Shares Outstanding – Basic	5,504,882	4,748,619	5,499,568	4,746,158

Dilutive Effect of Stock Options and Restricted Stock	15,031	15,918	14,787	17,726

Average Number of Common Shares Outstanding – Diluted	5,519,913	4,764,537	5,514,355	4,763,884

Earnings Per Share – Basic	$0.28	$0.30	$0.78	$0.82

Earnings Per Share – Diluted	$0.28	$0.30	$0.78	$0.82